UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM T-1

Statement of Eligibility and Qualification Under the

Trust Indenture Act of 1939 of a Corporation

Designated to Act as Trustee

___ Check if an application to determine eligibility

of a trustee pursuant to section 305(b)(2)

Deutsche Bank National Trust Company

(Exact name of trustee as specified in its charter)

300 South Grand Avenue

Los Angeles, California  90071                                        13-3347003

(Address of principal                                           (I.R.S. Employer

executive offices)                                           Identification No.)

Saxon Asset Securities Trust 2004-3

(Exact name of obligor as specified in its charter)

Delaware                                                             Applied For

(State or other jurisdiction of                                 (I.R.S. Employer

Incorporation or organization)                               Identification No.)

C/O Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, Delaware                                                       19890

(Address of principal executive offices)                              (Zip Code)

Mortgage Loan Asset Backed Notes, Series 2004-3

(Title of the Indenture Securities)

Item 1.  General Information.

Furnish the following information as to the trustee:

(a)  Name and address of each examining or supervising authority to which it is subject.

NAME                                                 ADDRESS

Office of the Comptroller                 1114 Avenue of the

of the Currency                         Americas, Suite 3900

                                    New York, New York 10036

(b)  Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.  List of Exhibits

Exhibit 1 -

Articles of Association as amended on April 15, 2002.

Exhibit 2 -

Certificate of the Comptroller of the Currency dated August 6, 2004.

Exhibit 3 -

Certification of Fiduciary Powers dated August 6, 2004.

Exhibit 4 -

Existing By-Laws of Deutsche Bank National Trust Company as amended dated May 21, 2003.

Exhibit 5 -

Not Applicable.

Exhibit 6 -

Consent of Deutsche Bank National Trust Company required by Section

321(b) of the Act.

Exhibit 7 -

Reports of Condition of Deutsche Bank National Trust Company, dated as of June 30, 2004.  Copy attached separately.

SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Deutsche Bank National Trust Company, a national banking association, organized and existing under the laws of the United States, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Santa Ana, and State of California, on the 14th day of October, 2004.

                   Deutsche Bank National Trust Company

                   By: /s/ Ronaldo Reyes

                      Ronaldo Reyes

                      Assistant Vice President